

03014346

AB 3/7/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
~~Washington, D.C. 20549~~

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-49758

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/02_____ AND ENDING _____12/31/02_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Spyglass Trading, L.P.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM ID. NO.

RECEIVED
MAR 0 3 2003
208

8201 Preston Road, Suite 440
                                  (No. and Street)

Dallas,   Texas   75225
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Greer   214-692-3662
                                                          (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
                    (Name — if individual, state last, first, middle name)

201 International Circle, Suite 200	Hunt Valley,	Maryland	21030
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 1 2003

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must
be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
                    contained in this form are not required to respond unless the form displays
                    a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Dennis Greer</u> , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of <u>Spyglass Trading, L.P.</u> , as of <u>December 31</u> , 20 <u>02</u> , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____   _____

_____   _____

_____

JEANNE DEERING
MY COMMISSION EXPIRES
November 13, 2003

_____
Signature

_____
<u>Secretary/Treasurer, Chief Financial Officer</u>
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPYGLASS TRADING, L.P.

TABLE OF CONTENTS

ARTHUR F. BELL, JR. & ASSOCIATES, L.L.C.

Certified Public Accountants

(410) 771-0001

FAX (410) 785-9784

Member:

American Institute of Certified Public Accountants   Suite 200

SEC Practice Section   201 International Circle

Maryland Association of Certified Public Accountants   Hunt Valley, Maryland 21030

INDEPENDENT AUDITOR'S REPORT

To the Partners
Spyglass Trading, L.P.

We have audited the accompanying statement of financial condition of Spyglass Trading, L.P. (the Partnership) as of December 31, 2002, and the related statements of operations, changes in partners' capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spyglass Trading, L.P. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur F. Bell, Jr. + Associates, L.L.C.

Hunt Valley, Maryland
February 15, 2003

SPYGLASS TRADING, L.P.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

_____

ASSETS

Cash and cash equivalents	$1,198,938
Commissions receivable from clearing broker	160,555
United States Treasury Note, $100,000, 4.375%, 05/15/07 (cost – $102,522)	107,375
United States Treasury Strip, $1,000,000, 11/15/16 (cost, including accrued interest, – $473,658)	508,130
Vanguard GNMA Fund, 50,332.847 shares (cost – $534,823)	541,078
Deposit with clearing broker	50,043
Property and equipment, net	46,634
Other assets	32,470
Due from affiliates	2,533
Total assets	$2,647,756

LIABILITIES

Accounts payable and accrued expenses	$ 21,823
Commissions payable	145,521
Total liabilities	167,344

PARTNERS' CAPITAL

General Partner	24,763
Limited Partners	2,455,649
Total partners' capital	2,480,412
Total liabilities and partners' capital	$2,647,756

See accompanying notes.

-2-

SPYGLASS TRADING, L.P.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2002

REVENUE

Commissions	$5,156,250
Interest and dividends	91,019
Change in unrealized gain on investments	49,960
Realized gain on investments	557
Other income	5,500
Total revenue	5,303,286

EXPENSES

Commissions	1,375,863
Exchange fees	18,588
Payroll and related expenses	1,618,672
Operating expenses	111,336
Occupancy expenses	181,818
Professional fees	99,129
Depreciation expense	27,229
Travel and entertainment	14,953
Communications and data processing	78,390
Total expenses	3,525,978
NET INCOME	$1,777,308

SPYGLASS TRADING, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
For the Year Ended December 31, 2002

	General Partner	Limited Partners	Total
Partners' capital December 31, 2001	$ 27,040	$ 2,681,114	$ 2,708,154
Net income	17,773	1,759,535	1,777,308
Distributions to partners	(20,050)	(1,985,000)	(2,005,050)
Partners' capital December 31, 2002	$ 24,763	$ 2,455,649	$ 2,480,412

See accompanying notes.

SPYGLASS TRADING, L.P.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002

Cash flows provided by operating activities	
Net income	$ 1,777,308
Adjustments to reconcile net income to net	
cash provided by operating activities	
Change in unrealized gain on investments	(49,960)
Realized gain on investments	(557)
United States Treasury Strip interest income	(28,668)
Depreciation expense	27,229
Increase in commissions receivable	(116,836)
Decrease in deposit with clearing broker	5,051
Decrease in other assets	12,476
Decrease in due from affiliates	8,601
Decrease in accounts payable and accrued expenses	(4,229)
Increase in commissions payable	47,759
Net cash provided by operating activities	1,678,174
Cash flows provided by investing activities	
Purchases of property and equipment	(37,768)
Purchases of investments	(132,481)
Proceeds from sales of investments	300,000
Net cash provided by investing activities	129,751
Cash flows used in financing activities	
Distributions to partners	(2,005,050)
Net decrease in cash and cash equivalents	(197,125)
Cash and cash equivalents	
Beginning of year	1,396,063
End of year	$ 1,198,938

See accompanying notes.

-5-

SPYGLASS TRADING, L.P.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

_____

Note 1. THE PARTNERSHIP

Spyglass Trading, L.P. (the "Partnership") was organized on January 29, 1997 under the laws of the state of Texas. The General Partner of the Partnership is Rainbow Trading Corporation, which conducts and manages the business of the Partnership. The Partnership is a broker and dealer in securities registered with and regulated by the United States (U.S.) Securities and Exchange Commission (SEC) and is a member firm of the National Association of Securities Dealers, Inc. (NASD). The Partnership does not hold funds or securities for customers and does not carry accounts of or for customers, but simply places customer orders through the clearing broker. All transactions and accounts are carried on a "fully disclosed basis" with the clearing division of a recognized national broker/dealer who serves as the clearing broker. As such, the Partnership operates under the (k)(2)(ii) exempt provisions of rule 15c3-3 of the SEC.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Method of Reporting

The Partnership's financial statements are presented in accordance with accounting principles generally accepted in the United States of America, which require the use of certain estimates made by the Partnership's management. Commission revenue and commission expense are recognized on a trade date basis. The United States Treasury Note, United States Treasury Strip and Vanguard GNMA Fund investments are stated at market value at the date of the statement of financial condition. Interest is recorded on the accrual basis. Interest income on the United States Treasury Strip is recognized using the effective interest method. Dividends are recorded on the ex-dividend date.

B. Cash and Cash Equivalents

Cash and cash equivalents includes cash on deposit with banks and brokers and an investment in a money market mutual fund.

C. Income Taxes

The Partnership is not a taxpaying entity for U.S. and applicable state income tax purposes, and thus no income tax expense has been recorded in the financial statements. The Partnership prepares calendar year information tax returns and reports to the partners their allocable shares of the Partnership's income and expenses.

D. Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided for over the estimated useful lives of the assets using the straight-line method with lives that range from 3 to 5 years.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

E. Partners' Capital Allocations

The income and expenses of the Partnership are allocated to the partners in proportion to their respective ownership percentages.

Note 3. DEPOSIT WITH CLEARING BROKER

The Partnership entered into an agreement with a clearing broker which requires a minimum restricted cash deposit of $50,000. Due to the restricted nature of the cash deposit, it is not considered a cash equivalent for financial statement purposes.

Note 4. PROPERTY AND EQUIPMENT

At December 31, 2002, the Partnership's property and equipment consisted of:

Furniture and equipment	$ 168,237
Leasehold improvements	17,029
	185,266
Accumulated depreciation	(138,632)
Property and equipment, net	$ 46,634

Note 5. LEASE OBLIGATION

The Partnership leases office facilities in Dallas, Texas, under a noncancelable operating lease which was renewed in October 2001 and expires in 2007. The future minimum lease payments under this operating lease are as follows:

2003	$ 74,449
2004	74,449
2005	74,449
2006	81,218
2007	20,304
	$ 324,869

Rent expense under this office lease aggregated $74,449 for the year ended December 31, 2002.

Note 5.   LEASE OBLIGATION (CONTINUED)

The Partnership subleases additional office space in Dallas, Texas, on a month-to-month basis. Rent expense on this office space aggregated $90,000 for the year ended December 31, 2002.

Note 6.   RELATED PARTY TRANSACTIONS

The Partnership has made advances to affiliates aggregating $2,533 at December 31, 2002.

A significant portion of the Partnership's revenue comes from trading for Limited Partnerships and other customers affiliated with the General Partner.

Note 7.   CREDIT RISK

The Partnership has assets on deposit with various financial institutions.   In the event of a financial institution's insolvency, recovery of Partnership assets on deposit may be limited to account insurance or other protection afforded such deposits.

Note 8.   NET CAPITAL

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain both minimum net capital, as defined under such provisions, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2002, the Partnership has net capital of $579,299, which is $479,299 in excess of its required net capital of $100,000. The Partnership's ratio of aggregate indebtedness to net capital is 0.29 to 1.

SUPPLEMENTARY INFORMATION

SPYGLASS TRADING, L.P.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

Total partners' capital	$ 2,480,412
Deduct items not allowable for net capital purposes	
Non-allowable assets	(1,863,237)
Charges for securities owned, pursuant to SEC rule 15c3-1	(37,876)
Net capital	$ 579,299
Minimum net capital required – 6 2/3% of aggregate indebtedness (Note 1, below)	$ 11,156
Minimum regulatory dollar net capital requirement	$ 100,000
Net capital shown above	$ 579,299
Minimum net capital requirement	100,000
Excess net capital	$ 479,299
Total aggregate indebtedness (total liabilities)	$ 167,344
Percentage of aggregate indebtedness to net capital	29%
Reconciliation with Partnership's computation	
Net capital, per above	$ 579,299
Net capital as reported by the Partnership in Part IIA of Form X-17a-5 as of December 31, 2002 (unaudited)	1,722,119
Difference	$(1,142,820)
Reconciliation of difference	
Item not allowable for net capital	$(1,166,142)
Haircut taken on item not allowable for net capital	23,322
Reconciled difference	$(1,142,820)

Note 1 – Computation of Aggregate Indebtedness

Total aggregate indebtedness at December 31, 2002 is as follows:

Total liabilities	$ 167,344
Less indebtedness adequately collateralized by cash	0
Aggregate indebtedness	$ 167,344

SPYGLASS TRADING, L.P.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

The Partnership does not file information in accordance with rule 15c3-3, as it is a broker-dealer which clears all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer. Therefore, Spyglass Trading, L.P. claims the (k)(2)(ii) exemption in relation to rule 15c3-3.

SPYGLASS TRADING, L.P.

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL

ARTHUR F. BELL, JR. & ASSOCIATES, L.L.C.

Certified Public Accountants

(410) 771-0001

FAX (410) 785-9784

Member:

American Institute of Certified Public Accountants

SEC Practice Section

Maryland Association of Certified Public Accountants

Suite 200

201 International Circle

Hunt Valley, Maryland 21030

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Partners
Spyglass Trading, L.P.

In planning and performing our audit of the financial statements and supplementary information of Spyglass Trading, L.P. (the Partnership), for the year ended December 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Spyglass Trading, L.P.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. + Associates, L.L.C.

Hunt Valley, Maryland
February 15, 2003